SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF THE
SECURITIES EXCHANGE ACT OF 1934

For the month of March, 2016

(Commission File No. 001-33356),

Gafisa S.A.
(Translation of Registrant's name into English)

Av. Nações Unidas No. 8501, 19th floor
São Paulo, SP, 05425-070
Federative Republic of Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ___X___ Form 40-F ______

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1)

Yes ______ No ___X___

Indicate by check mark if the registrant is submitting
the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

Yes ______ No ___X___

Indicate by check mark whether by furnishing the information contained in this Form, the Registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934:

Yes ______ No ___X___

If “Yes” is marked, indicate below the file number assigned
to the registrant in connection with Rule 12g3-2(b): N/A

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

Minutes of the Board of Directors Meeting held on March 03, 2016

1. Date, Time and Place: On March 03, 2016, at 4:00 p.m., at the Company’s headquarters, at Avenida das Nações Unidas 8.501, 19º andar, Pinheiros, São Paulo, SP.

2. Call Notice and Attendance: As all members of the Company’s Board of Directors attended the meeting, the summoning was dismissed and the instatement and approval of the quorum were verified.

3. Composition: Chairman: Odair Garcia Senra. Secretary: Renata de Carvalho Fidale.

4. Resolutions: The following was resolved, unanimously and without any restrictions, by all present members of the Board of Directors:

4.1. To close, due to expiration, the share buyback program issued by the Company, approved by resolution of the Board of Directors on February 2, 2015, by means of which 1,000,000 Company’s common shares were acquired and approved for repurchase.

4.2. To approve, in accordance with Article 30, §1st "b" of Law n° 6,404/76 of CVM Instruction n° 567/15, and Article 22 (s) of the Company’s Bylaws, a new share buyback program ("Share Buyback") of shares issued by the Company, to be held in treasury for future cancellation or disposal, during the next 18 months, i.e., until September 2, 2017, up to a limit of 8.198.565 common shares, as detailed in the Notice on Trading of Own Shares, prepared in accordance with Annex 30 - XXXVI of CVM Instruction No. 480/09, which is now presented and approved by this Board for disclosure.

4.2.1. In addition to the provisions of CVM Instruction nº 567/15, the approval of the acquisition of shares by the Company via the Share Buyback program is conditioned to the maintenance of Gafisa’s Consolidated Net Debt to Equity ratio in a level equal or lower than 60% at the time of the shares’ purchase.

4.3. The members of the Board of Directors hereby grant authority to the Company’s Executive Officers to determine the opportunities in which operations will be performed, as well as the amount of shares to be effectively traded, in accordance with the limitations set forth herein and those set out in CVM Instruction nº 567/15.

5. Closing: With no further matters to be discussed, these minutes were prepared and duly executed. Signatures: Odair Garcia Senra (Chairman), Renata de Carvalho Fidale (Secretary). Directors: Odair Garcia Senra, Cláudio José Carvalho de Andrade, Francisco Vidal Luna, Guilherme Affonso Ferreira, José Écio Pereira da Costa Júnior, Maurício Marcellini Pereira and Rodolpho Amboss

I certify that this is a true copy of the minutes drawn up in the appropriate book.

Renata de Carvalho Fidale

Secretary

GAFISA S.A.

CNPJ/MF n° 01.545.826/0001-07

NIRE 35.300.147.952

Publicly-Held Company

NOTICE ON TRADING OF OWN SHARES

GAFISA S.A. (Bovespa, GFSA3) (“Gafisa” or “Company”), in compliance with CVM Instruction 480/09, presents the following information provided for as Appendix 30A-XXXVI about the trading of its own shares.

1.                  Justify the purpose and expected economic effects of the operation in detail:

The objective of this operation is the acquisition of shares with a purpose of effectively using the Company’s available funds, aiming at medium-term and long-term profitability. Additionally, a portion of the shares to be acquired might be reserved to the exercise of options and/or shares to be granted in the Stock Option Plan previously approved by the Company's shareholders at General Meeting.

The acquisition of shares by the Company via the Share Buyback is conditioned to the maintenance of Gafisa’s Consolidated Net Debt to Equity ratio in a level equal or lower than 60% at the time of the shares’ purchase.

2.                  Inform the number of shares (i) outstanding and (ii) already held in treasury:

The Company has 375,666,433 shares outstanding (in accordance to Art. 8, paragraph 3, item I of CVM Instruction No. 567/15) and 10,584,757 shares held in treasury.

3.                  Inform the number of shares that may be purchased or sold:

The Company may purchase up to 8,198,565 common shares issued by the Company, an amount that, added to the treasury shares, is equivalent to 5% of the outstanding shares, as per item 2 above.

4.                  Describe the main characteristics of the derivatives that the company intends to use, if any: Not applicable, as the Company shall not use derivatives for the purposes of this operation.

5.                  Describe any voting agreements or voting guidance between the company and the counterparty in the operations: Not applicable, as the Company shall carry out the operations on the stock exchange at market prices and is unaware of who the counterparties in the operations will be.

6.                  For operations carried out outside organized securities markets, inform: (a) the maximum (minimum) price at which the shares will be purchased (sold); and (b) where applicable, the reasons justifying the operation at prices more than ten percent (10%) higher, in the event of a purchase, or more than ten percent (10%) lower, in the event of a sale, than the volume-weighted average quotation for the ten (10) preceding trading days: Not applicable, given that the operations shall be carried out on the stock exchange at market prices, and not outside organized securities markets.

7.                  Inform the trade’s impacts, if any, on the company’s ownership structure or management: Not applicable as the trading will have no impact on the Company’s ownership structure or management.

8.                  Name any counterparties, if known and, in the event of a related party, as identified by the accounting rules governing the matter, further provide the information required under Article 8 of CVM Instruction No. 481/09: Not applicable, as the Company shall carry out the operations on the stock exchange, and is unaware of who the counterparties in the operations will be.

9.                  Name the intended allocation of the funds raised, where applicable: Not applicable, as the company will not raise funds given that the shares purchased will be held as treasury stock and later used for cancelation or sale.

10.              Name the maximum period to liquidate the authorized operation: The acquisition under the Program and hereby approved will be in force for up to 18 months, beginning on March 3, 2016 and ending on September 2, 2017.

11.              Name the institutions acting as intermediaries, if any; The following financial institutions will act as intermediaries for transactions involving the acquisition of shares: (i) Itaú Corretora de Valores S.A., Corporate Taxpayer ID 61.194.353/0001-64, with headquarters at São Paulo, SP, at Avenida Brigadeiro Faria Lima 3.400, 10º andar, (ii) Votorantim Corretora de Títulos e Valores Mobiliários Ltda., Corporate Taxpayer ID 01.170.892/0001-31, with headquarters at São Paulo, SP, at Avenida das Nações Unidas 14.171, Torre A, 14º andar, and (iii) BTG Pactual Corretora de Títulos e Valores Mobiliários S.A., Corporate Taxpayer ID 43.815.158/0001-22, with headquarters at São Paulo, SP, at Avenida Brigadeiro Faria Lima 3.729, 10º andar.

12.              Specify the funds available for use pursuant to Article 7, paragraph 1, of CVM Instruction No. 567/15: The acquisition of shares under the Program shall be made through the debit of the balance available in the Company's Investment Reserve account, which according to financial statements for the fiscal year ended December 31, 2015, amounted to R$268,659,126.75.

13.              Name the reasons why the members of the Board of Directors feel confident that the repurchase of shares will not harm the discharge of obligations before creditors nor the payment of mandatory, fixed, or minimum dividends: The members of the Board of Directors understand that the current financial situation of the Company is compatible with the possible Program execution in the approved conditions and are comfortable that the stock buyback does not affect the fulfillment of obligations to creditors or the payment of mandatory dividends, calculated according to the applicable law and approved by the shareholders’ meeting.

The amount to be used in the possible buyback of up to 8,198,565 common shares would correspond to approximately between R$20,000,000.00 to R$25,000,000.00, considering the average prices of the last thirty days, an amount that is not material for the Company. Furthermore, such investment represents less than 3% of the cash equivalents according to financial statements for the fiscal year ended December 31, 2015.

The potential amount to be employed in the Program – considering the level of obligations to creditors – does not affect the full payment capacity of financial commitments , nor the payment of mandatory dividends.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.
Date: March 03, 2016

Gafisa S.A.

By:	/s/ Sandro Gamba
Name: Sandro Gamba Title: Chief Executive Officer